UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 3

HIGHLANDS REIT, INC.
(Name of Subject Company)

IG holdings, INC.

(Bidder)

SHARES OF COMMON STOCK

(Title of Class of Securities)

None or Unknown
(CUSIP Number of Class of Securities)

Copy to:
Ira Gaines	Leo Flangas, Esq.
IG holdings, INC.	Flangas Law Firm, LTD
1819 E Morten Ave., Ste 180	600 S 3rd Street
Phoenix, Arizona 85020	Las Vegas, Nevada 89101
(602) 870-8862	(702) 384-1990

(Name, Address and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee
$7,498,605	$869.09

* For purposes of calculating the filing fee only. Assumes the purchase price of 44,109,440 shares of common stock at a purchase price equal to $0.17 per share in cash.

    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $869.09

Form or Registration Number: 005-89603

Filing Party: IG holdings, INC.

Date Filed: February 2, 2017, as amended on February 10, 2017

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

TENDER OFFER

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer (the "Offer") by IG holdings, INC. (the "Purchaser") to purchase up to 44,109,440 shares of common stock (the "Shares") in Highlands REIT, Inc. (the "Corporation"), the subject company, at a purchase price equal to $0.17 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated February 21, 2017 (the "Offer Date") and the related Assignment Form, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to Amendment No. 2 to the Schedule TO filed on February 21, 2017.

This Amendment No. 3 is being filed to announce termination of the Offer. Pursuant to the conditions set forth in the Offer to Purchase, certain conditions were not met that resulted in the consequences listed in Section 13(a)(i)-(v) of the Offer to Purchase. No securities have been tendered.

Item 12. Exhibits.

(a)(1)**	Offer to Purchase dated February 21, 2017

(a)(2)**	Assignment Form

(a)(3)**	Form of Letter to Shareholders dated February 21, 2017

(a)(4)*	Form of advertisement in Investor's Business Daily

(b)- (h)	Not applicable.

*	Previously filed as Exhibit 99.(A)(4) of the Purchaser’s Schedule TO, dated February 2, 2017.

**	Previously filed as an exhibit to the Purchaser’s Schedule TO, dated February 21, 2017.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 2017

IG holdings, INC.

By:	/s/ Ira Gaines
Ira Gaines, President